CARLYLE

Carlyle Credit Income Fund (CCIF)

June 2026

Common stock data

(as of 6/30/2026)

Ticker Symbol	CCIF
Total Net Asset Value (est.)	$71.04 Million
Net Asset Value per share (est.)	$3.32
Closing Price per share	$2.79
Premium / Discount	-15.96%
Total Market Capitalization	$59.61 Million
Current Dividend Rate	25.81%
Frequency of Common Stock Dividend Payments	Monthly
Insider Ownership	24.22%

Listed preferred stock data

(as of 6/30/2026)

Ticker Symbol	CCID
Closing Price per share	$25.51

Portfolio summary


1.82%
0.20%
97.98%
CLO Debt
CLO Equity
Legacy Real Estate Loans

Past performance is not indicative of future results or a guarantee of future returns. Please review the Important Information.

Summary of underlying portfolio

Number of Unique Underlying Loan Obligors	1,450
Number of Underlying Loans	1,897
Aggregate Balance of Underlying Loans	$17.24 Billion
Average Individual Loan Obligor Exposure	0.07%
Currency: USD Exposure	100.00%
Aggregate Indirect Exposure to Senior Secured Loans	97.14%
Weighted Average Junior OC Cushion	4.24
Weighted Average Market Price of Loan Collateral	96.04
Weighted Average Remaining CLO Reinvestment Period	3.49 years
CCIF's Last 12 Month Default Rate including Distressed Exchanges of Underlying Loans	0.95%
Loan Market Default Rate including Distressed Exchanges[1]	2.29%

Top 5 positions

Elmwood CLO 17	7.13%
Voya CLO 2020-2	6.12%
Benefit Street Partners CLO XXIII	4.70%
OCP CLO 2015-9	4.67%
AIMCO CLO 10	4.50%

Diversification by credit type of underlying obiligors[2]

Obligor	% Total
First Lien Loan	97.14%
Unsecured Loan	0.00%
Second Lien Loan	0.28%
Senior Secured Bond	1.32%
Senior Unsecured Bond	1.24%
Unsecured Bond	0.02%
Total	100.00%

Past performance is no guarantee of future results. Please review the Important Information.
1. J.P. Morgan Default Monitor as of **June 30**, 2026.
2. Percentages may not sum due to rounding.

Underlying loan metrics

Weighted average rating distribution[1]



Weighted average maturity distribution[1]



Weighted average price distribution[1]



Weighted average stated spread distribution[1]



Top 10 underlying obligors

Obligor	% Total
TransDigm	0.58%
Hologic	0.47%
Citadel Securities LP	0.46%
Acrisure	0.44%
TIBCO Software	0.44%
American Airlines	0.43%
Focus Financial Partners	0.40%
Quikrete Companies	0.40%
Belron FIN 2019	0.40%
Ensemble RCM	0.40%
Total	4.42%

Top 10 industries of underlying obligors

Industry	% Total
Healthcare & Pharmaceuticals	12.13%
High Tech	11.77%
Banking, Finance, Insurance & Real Estate	11.06%
Services: Business	8.31%
Hotels, Gaming & Leisure	5.53%
Beverage, Food & Tobacco	4.31%
Capital Equipment	4.14%
Construction & Building	4.03%
Aerospace & Defense	3.74%
Energy: Oil & Gas	3.61%
Total	68.63%

Past performance is no guarantee of future results. Please review the Important Information.
1. Percentages may not sum due to rounding.

IMPORTANT INFORMATION

Investors should consult with their financial advisor about the suitability of CCIF in their portfolio.

Investing in CCIF involves a high degree of risk, including the risk that you may receive little or no return on your investment or that you may lose part or all of your investment. This is a non-diversified closed-**end fund. Shares of CCIF's common stock are** listed on the New York Stock Exchange.

Shares of closed-end funds frequently trade at a discount from their net asset value (NAV), which may increase investors' risk of loss. CCIF cannot predict whether its shares will trade at, below or above NAV.

There is no assurance that CCIF's investment objectives will be achieved or that monthly distributions paid by CCIF will be maintained at the targeted level or that dividends will be paid at all. CCIF's distributions may be funded from unlimited amounts of offering proceeds or borrowings, which may constitute a return of capital and reduce the amount of capital available to CCIF for investment. A return of capital to shareholders is a return of a portion of their original investment in CCIF, thereby reducing the tax basis of their investment.

This material is provided for general and educational purposes only, is not intended to provide legal or tax advice, does not constitute a solicitation of an offer to buy or sell CCIF's shares, and is not for use to avoid any penalties that may be imposed under U.S. federal tax laws. Contact your attorney or other advisor regarding your specific legal, investment or tax situation.

Investing involves risk. CCIF invests primarily in below investment grade instruments, which are commonly referred to as "high yield" securities or "junk" bonds. CCIF invests a significant portion of its assets in CLO junior debt and equity securities, which often involve risks that are different from or more pronounced than risks associated with other types of credit instruments. Because of the risks associated with investing in high yield securities, an investment in CCIF should be considered speculative.

Investors should carefully consider the investment objective, risks, charges and expenses of CCIF before investing.

CCIF's filings with the Securities and Exchange Commission ("SEC") contain information about CCIF's investment objectives, risks, charges and expenses as well as other information about CCIF. These filings should be read carefully before investing. CCIF's filings with the SEC may be found on the SEC's website (www.sec.gov) or on CCIF's website, www.carlylecreditincomefund.com.

ABOUT CARLYLE

The Carlyle Group (NASDAQ: CG) is a global investment firm with deep industry experience that deploys private capital across three business segments: Global Private Equity, Global Credit and Carlyle AlpInvest. With approximately $475 billion of assets under management as of March 31, 2026, Carlyle's purpose is to invest wisely and create value on behalf of its investors, portfolio companies and the communities in which we live and invest. The Carlyle Group employs more than 2,500 people in 28 offices across 4 continents as of March 31, 2026.

Past performance is no guarantee of future results. Please review the Important Information.